Exhibit 99.27

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

June 1, 2020

Item 3 News Release

The press release attached as Schedule “A” was released over GlobeNewswire on June 1, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

John Rim

Chief Financial Officer & Chief Operating Officer

Bitfarms Ltd.

jrim@bitfarms.io

416-804-8535

Item 9 Date of Report

June 1, 2020

Schedule “A”

Bitfarms Announces Acquisition of New Mining Equipment and Management
Appointments and Changes

Toronto, Ontario and Brossard, Québec (June 1, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) announces that it has purchased 1,847 WhatsMiner M20S miners from internally developed cash flow from operations. The new equipment is scheduled to be delivered within 4 to 5 weeks. Once fully operational, the mining hardware is expected to add approximately 133 petahash per second (“PH/s”) to the Company’s installed computing power and improve computing efficiency to over 15 PH per megawatt (“MW”). In addition, the Company announces the appointment of John Rim as Chief Operating Officer and Nicolas Bonta as Chief Development Officer as well as the resignation of Ryan Hornby as Executive Vice President and General Counsel of the Company effective June 1, 2020.

New Mining Equipment Purchase:

Each WhatsMiner M20S miner produces an average of 72 terahash per second of computing capacity while consuming approximately 3.46 kWh of energy, or 48 joules per terahash. The M20S miners will utilize, in aggregate, approximately 6.2 megawatts (“MW”) of electricity. Bitfarms expects to have the new M20S hardware installed and operational by the beginning of July.

“We are pleased that the Company has been able to utilize its working capital to capitalize on historically low equipment pricing for the acquisition of the latest batch of mining equipment. This equipment will further extend the Company’s position as the most efficient publicly traded cryptocurrency miner in Canada in terms of computing power relative to electricity consumption,” commented John Rim, COO & CFO.

Management Appointments and Changes:

John Rim has served as Chief Financial Officer of the Company since May 22, 2018. Mr. Rim will assume the responsibilities of Chief Operating Officer in addition to maintaining his role as Chief Financial Officer of the Company.

Nicolas Bonta has served as the Chairman of the Board of Directors of Backbone since April 12, 2018. Mr. Bonta is also a founder of Backbone and a successful entrepreneur with over 20 years of commercial business experience. Mr. Bonta will assume the role of Chief Development Officer of the Company and will be responsible for strategic corporate and business development.

The Company thanks Mr. Hornby for his contribution to the Company and wishes him well in his future endeavours. The Company will continue to be supported by its external law firms, and has no plans to hire a replacement at this time.

“We are very pleased to add Nico as our Chief Development Officer and for John to take on the additional role of Chief Operating Officer. We have a strong, commercially experienced, and cohesive management team with proven track records and we remain committed to growing our Company” commented Emi Grodzki, Interim CEO.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.